December 18, 2024

Molly Strader Fruit
VP & Corporate Controller
Archer-Daniels-Midland Co
77 West Wacker Drive
Suite 4600
Chicago, IL 60601

        Re: Archer-Daniels-Midland Co
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-00044
Dear Molly Strader Fruit:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing